Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Curaleaf Holdings, Inc. (the “Company”)

301 Edgewater Place, Suite 110

Wakefield, MA, 01880

Item 2	Date of Material Change

August 8, 2022

Item 3	News Release

The news release reporting the material change was disseminated on August 8, 2022 through the facilities of Cision and filed on SEDAR.

Item 4	Summary of Material Change

The Company announced the hiring of Ed Kremer as Chief Financial Officer.

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

On August 8, 2022, the Company announced the hiring of Ed Kremer as Chief Financial Officer.

Newly appointed Chief Financial Officer Ed Kremer has most recently been working in the cannabis industry and brings a wealth of experience as a public CFO and leader at companies such as Oakley, Beats by Dre, and Oliver Peoples. Neil Davidson, the Company's Interim CFO, will work closely with Mr. Kremer during the transition period.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Peter Clateman

Chief Legal Officer

917-446-4062

Item 9	Date of Report

August 15, 2022